Mail Stop 3561

September 18, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 3, 2008**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment one in our letter dated July 31, 2008. We re-issue our prior comment in part. Please generally ensure that your prospectus reflects information as of a current date; in this regard, we continue to note several references to information that is as of March 31, 2008. For example, see pages 24 and 28 the paragraphs entitled "Operating Income" referring to March 31, 2008 results when you should be disclosing June 30, 2008 results, and similarly your disclosure on page 29 under the heading "Accounts Receivable." These are examples only so please review your entire prospectus and provide appropriate revisions.

2. Please provide an updated consent of your auditor in your next amendment.

3.  We note your disclosure that on August 18, 2008, Pegasus Tel, Inc. was spun-off from you.  We further note that you filed an amended Schedule 14C on November 28, 2007 with respect to the spin off, however, Pegasus Tel's Form 10 relating to the spin-off has not been cleared of our comments.  As a result, please clarify whether the spin-off took place on August 18, 2008 and, if so, why you believe it was appropriate to proceed with the spin-off.  We may have further comment upon receipt of your response.

***

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:  Jiannan Zhang, Esq.
     Cadwalader, Wickersham & Taft LLP